BEST AVAILABLE COPY

UF 3-6039

03012882

**Kkant 3/7/2003

[redacted] NITED STATES
D EXCHANGE COMMISSION
ington, D.C. 20549

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RECEIVED MAR 0 3 2003 153 WASH. D.C. SECTION

| SEC FILE NUMBER |
|---|
| 8-34953 |

# AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.P. Morgan Securities of Texas, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Travis Street
(No. and Street)

| Houston, | Texas | 77002 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Knell (713) 216-5805
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name — if individual, state last, first, middle name)

| 1201 Louisiana, Suite 2900 | Houston, | Texas | 77002 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

# OATH OR AFFIRMATION

I, Terry Knell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P. Morgan Securities of Texas, Inc., as of December 31, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

Terry L. Knell

Signature

Secretary & Treasurer

Title

Terri L. Simmons

Notary Public

TERRI L. SIMMONS
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 7-11-2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

## Report of Independent Accountants

To the Board of Directors and Stockholder of
J.P. Morgan Securities of Texas, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of J.P. Morgan Securities of Texas, Inc. (the Company) at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 6, 2003

# J.P. Morgan Securities of Texas, Inc.
## (An indirect wholly-owned subsidiary of J. P. Morgan Chase & Co.)
## Statement of Financial Condition
## December 31, 2002

**Assets**

| | |
|---|---|
| Cash | $ 1,382,063 |
| Securities segregated in compliance with federal regulations | 24,954,083 |
| Securities purchased under agreement to resell | 82,000,000 |
| Financial instruments owned: | |
| Marketable, at market value | 9,981,633 |
| Not readily marketable, at estimated fair value | 1,819,800 |
| Receivables: | |
| Receivable from broker-dealers | 13,166 |
| Commissions receivable | 567,492 |
| Prepaid expenses and other assets | 99,361 |
| Total assets | $ 120,817,598 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| Liabilities: | |
| Payable to customers | $ 219,618 |
| Payable to affiliates | 18,769,275 |
| Franchise tax payable | 324,518 |
| Accounts payable | 479,441 |
| Total liabilities | 19,792,852 |
| Stockholder's equity: | |
| Common stock, par value $1 per share; 1,000 shares authorized, issued and outstanding | 1,000 |
| Additional paid-in capital | 39,964,900 |
| Retained earnings | 61,058,846 |
| Total stockholder's equity | 101,024,746 |
| Total liabilities and stockholder's equity | $ 120,817,598 |

The accompanying notes are an integral part of these financial statements.